Exhibit 99.1

Consolidated Financial Statements
(Expressed in Canadian dollars)

YM BIOSCIENCES INC.

Years ended June 30, 2009, 2008 and 2007

KPMG LLP	Telephone	(416) 228-7000
Chartered Accountants	Fax	(416) 228-7123
Yonge Corporate Centre	Internet	www.kpmg.ca
4100 Yonge Street Suite 200
Toronto ON M2P 2H3
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors of YM Biosciences Inc.

We have audited the accompanying consolidated balance sheets of YM Biosciences Inc. (the "Company") and subsidiaries as at June 30, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three-year period ended June 30, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the years ended June 30, 2009 and 2008, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at June 30, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles.  Information relating to the nature and effect of such differences is presented in note 16 to the consolidated financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in note 1 to the consolidated financial statements, the fact that the Company has no net earnings, minimal revenue and negative operating cash flows raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

As discussed in note 2(p) to the consolidated financial statements, effective July 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants' Handbook Section 1400, General Standards on Financial Statement Presentation.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

September 23, 2009

YM BIOSCIENCES INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

June 30, 2009 and 2008

	2009	2008

Assets

Current assets:
Cash	$2,337,716	$3,119,189
Short-term deposits	39,713,042	54,981,737
Accounts receivable	564,584	403,371
Prepaid expenses	352,850	375,133
	42,968,192	58,879,430

Property and equipment (note 3)	96,876	128,400

Intangible assets (note 4)	3,004,868	4,065,409

	$46,069,936	$63,073,239

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$431,028	$307,588
Accrued liabilities	486,723	1,715,024
Deferred revenue (note 10)	2,549,568	4,623,340
	3,467,319	6,645,952

Deferred revenue (note 10)	2,898,292	4,414,256

Shareholders' equity:
Share capital (note 6)	172,921,153	172,921,153
Share purchase warrants (note 7)	-	3,150,539
Contributed surplus (note 8)	13,035,123	9,123,824
Deficit	(146,251,951)	(133,182,485)
	39,704,325	52,013,031

Basis of presentation (note 1)
Commitments (note 12)

	$46,069,936	$63,073,239

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Tryon Williams	Director

/s/ David G.P. Allan	Director

YM BIOSCIENCES INC.
Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Out-licensing revenue (note 10)	$4,543,280	$4,859,085	$4,407,890
Interest income	1,070,264	2,584,080	3,239,540
	5,613,544	7,443,165	7,647,430

Expenses:
Licensing and product development	14,172,845	15,631,550	28,758,469
General and administrative	4,839,870	6,831,955	6,978,336
Impairment of intangible assets (note 4)	-	-	1,829,538
	19,012,715	22,463,505	37,566,343

Loss before the undernoted	(13,399,171)	(15,020,340)	(29,918,913)
Gain (loss) on foreign exchange	67,075	32,463	(142,552)
Gain (loss) on short-term deposits	(40,200)	172,276	-
Loss on disposal of property and equipment	-	(70,143)	-
Other income	307,140	-	-

Loss before income taxes	(13,065,156)	(14,885,744)	(30,061,465)

Current income taxes (note 13)	4,310	-	1,668,775

Loss and comprehensive loss for the year	(13,069,466)	(14,885,744)	(31,730,240)

Deficit, beginning of year	(133,182,485)	(118,296,741)	(86,566,501)

Deficit, end of year	$(146,251,951)	$(133,182,485)	$(118,296,741)

Basic and diluted loss per common share	$(0.23)	$(0.27)	$(0.57)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,804,674

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc. (note 6)	2,380,953	2,380,953	2,380,953

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Years ended June 30,
	2009	2008	2007

Cash provided by (used in):

Operating activities:
Loss for the year	$(13,069,466)	$(14,885,744)	$(31,730,240)
Items not involving cash:
Amortization of property and equipment	91,896	125,271	107,107
Amortization of intangible assets	1,060,541	1,060,541	1,913,040
Impairment of intangible assets	-	-	1,829,538
Loss on disposal of property and equipment	-	70,143	-
Unrealized loss on short-term deposits	41,912	-	-
Stock-based compensation	760,760	2,063,973	1,716,913
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(138,930)	(61,483)	1,816,092
Accounts payable, accrued liabilities and deferred revenue	(4,694,597)	(5,844,790)	11,604,460
	(15,947,884)	(17,472,089)	(12,743,090)
Financing activities:
Issuance of common shares on exercise of options	-	-	11,232
Issuance of common shares on exercise of warrants	-	-	89,375
	-	-	100,607

Investing activities:
Short-term deposits, net	15,226,783	14,742,701	15,881,679
Additions to property and equipment	(60,372)	(37,770)	(127,162)
Proceeds from sale of property and equipment	-	38,996	-
	15,166,411	14,743,927	15,754,517

Increase (decrease) in cash and cash equivalents	(781,473)	(2,728,162)	3,112,034

Cash and cash equivalents, beginning of year	3,119,189	5,847,351	2,735,317

Cash and cash equivalents, end of year	$2,337,716	$3,119,189	$5,847,351

See accompanying notes to consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

YM Biosciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001.   In prior years, the Company was considered a development stage company.  It has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes.  The acquisitions of licenses provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products.  The Company is developing certain therapeutic products for patients with cancer and an inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

1.	Basis of presentation:

These consolidated financial statements have been prepared on a going-concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and product development.  It has had no net earnings, minimal revenue and negative operating cash flows, and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities, revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash and short-term deposits, management has determined that the Company has sufficient cash resources to fund its operations beyond the next 12 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, except as described in note 16, conform in all material respects to accounting principles generally accepted in the United States ("United States GAAP").  Significant accounting policies are summarized below:

(a)	Basis of consolidation:

The consolidated financial statements include the assets and liabilities and results of operations of all wholly-owned subsidiaries and variable interest entities ("VIEs") where the Company is the primary beneficiary, after elimination of intercompany transactions and balances.

The Company consolidates all VIEs of which it is the primary beneficiary in accordance with Canadian GAAP.  VIEs are entities in which equity investors do not have controlling financial interest or the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.   The Company's only VIE is CIMYM BioSciences Inc., an 80% owned joint venture incorporated in Canada.

The Company proportionately consolidated its joint venture and has made provisions for any advances to the joint venture that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of this entity since its inception.

(b)	Foreign currency translation:

Foreign currency transactions entered into by the Company and financial statements of integrated foreign operations are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end rates of exchange, non-monetary assets and liabilities are translated at historic rates of exchange and consolidated statement of operations and comprehensive loss and deficit items are translated at actual rates prevailing during the year.  Exchange gains and losses are included in income.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(c)	Revenue recognition:

Revenue is deemed to be realized and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable, and collectibility is reasonably assured.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the term of the related collaboration.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories.  Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information.  Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is reasonably assured.

(d)	Cash and cash equivalents:

Cash and cash equivalents are recorded at fair value.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.  Cash is on deposit with Canadian Schedule A banks.

(e)	Short-term deposits:

Short-term deposits are recorded at fair value and consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks, held to maturity with terms extending beyond 90 days from the date of acquisition and are held to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(f)	Property and equipment:

Property and equipment are stated at cost less accumulated amortization.  Amortization is provided to amortize the cost of property and equipment over their estimated useful lives using the straight-line method over the following periods:

Computer equipment	3 years
Furniture and equipment	5 years
Leasehold improvements	Term of lease

(g)	Intangible assets:

Intangible assets consist of acquired technologies and are amortized on a straight-line basis over the estimated time to market of seven years.

(h)	Impairment of long-lived assets:

The Company reviews the carrying value of intangible assets with finite lives and property and equipment for existence of facts or changes in circumstances that might indicate a condition of impairment.  An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  Such impairment loss would be calculated as the excess of carrying value over fair value of the long-lived asset.

(i)	Development costs:

To date, all development costs incurred have been expensed.  Development costs include costs associated with product development activities, including salaries of scientific and technical staff and payments to third parties for development activities.  Development costs that meet specific stringent criteria related to technical, market and financial feasibility are capitalized.  To date, none of the development costs have met such criteria.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(j)	Government assistance:

Government assistance, including investment tax credits relating to development costs, is recorded as a reduction of the development costs when there is reasonable assurance that the assistance will be received.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment or substantive enactment.

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which the temporary differences are deductible.  Management considers the scheduled reversals of future income tax liabilities, the character of the future income tax asset and tax planning strategies in making this assessment.  To the extent that management believes that the realization of future income tax assets does not meet the more-likely-than-not realization criteria, a valuation allowance is recorded against the future income tax assets.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(l)	Stock-based compensation:

The Company has a stock option plan for directors, officers, employees and service providers.  All stock options issued under the plan have an exercise price equal to the fair market value of the underlying shares on the date of the grant.  The Company uses the fair value-based method for all options granted to service providers and for employee stock options granted on or after July 1, 2002.  Under the fair value-based method, compensation cost is measured at the fair value of the award at the date of grant using the Black-Scholes option pricing model.  Forfeitures are accounted for on an estimated basis based on historical trends.  Compensation cost is expensed over the vesting period of the awards.  The settlement method was used to account for employee stock options granted before July 1, 2002.  Under the settlement method, no compensation cost was recognized at the date of grant or recognized over the vesting period.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.

(m)	Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  These common equivalent shares were not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share as the effect would have been anti-dilutive.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the years.  Significant items subject to such estimates include, but are not limited to, the carrying amount of property, plant and equipment, determination of fair value of intangible assets, stock-based compensation expense, amortization periods and the valuation of long-lived assets and future income taxes.  Actual results could differ from those estimates.

(o)	Financial instruments:

Financial assets and financial liabilities are initially recorded at fair value and their subsequent measurements are determined in accordance with their classification. The classification depends on the purpose for which the financial instruments were acquired or issued and their characteristics.  Cash and cash equivalents and short-term deposits are classified as held-for-trading assets and are accounted at fair value.  All changes in fair value are included in loss for the year in which they arise.  Accounts receivable are classified as loans and receivables, and after initial recognition are recorded at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, and after initial recognition are recorded at amortized cost.

(p)	New accounting pronouncements:

General standards on financial statement presentation:

On July 1, 2008, the Company adopted amendments of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 1400, General Standards of Financial Statement Presentation, which includes requirements to assess and disclose an entity's ability to continue as a going concern, as disclosed in note 1.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(q)	Recent accounting pronouncements issued and not yet effective are as follows:

(i)	Goodwill and intangible assets:

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and is effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008, specifically July 1, 2009 for the Company.  The Company is currently assessing the impact of this section on its intangible asset recognized on the acquisition of Delex Therapeutics Inc. ("Delex").

(ii)	Financial instruments:

In June 2009, the CICA issued amendments to Handbook Section 3862, Financial Instruments - Disclosures, enhancing disclosure requirements about liquidity risk and fair value measurements of financial instruments, effective for fiscal years ending after September 30, 2009.  The Company is currently assessing the impact of this section on its consolidated financial statements.

(iii)	International financial reporting standards:

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. The Company is in the process of assessing the effects of the standards on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

2.	Significant accounting policies (continued):

(iv)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements ("Section 1601"), and Section 1602, Non-controlling Interests ("Section 1602"), which together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standard 27 (Revised), Consolidated and Separate Financial Statements.  The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new sections on its consolidated financial statements.

3.	Property and equipment:

			2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Computer equipment	$419,259	$359,857	$59,402	$378,289	$278,449	$99,840
Furniture and equipment	99,574	80,316	19,258	80,172	76,765	3,407
Leasehold improvements	52,539	34,323	18,216	52,539	27,386	25,153

	$571,372	$474,496	$96,876	$511,000	$382,600	$128,400

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

4.	Intangible assets:

			2009			2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$7,348,185	$4,343,317	$3,004,868	$7,348,185	$3,282,776	$4,065,409

Delex:

In 2005, on acquisition of Delex, the Company recorded $7,348,185 of acquired technologies which includes the intellectual property and in-process research and development of the Company's inhalation delivered fentanyl product to treat acute and breakthrough pain, including cancer pain.

Eximias:

The Company identified the workforce as an intangible asset as part of the acquisition of assets from Eximias in 2006 because of the expected future benefits that could be derived with respect to their involvement with the Company's lead product, tesmilifene.

On January 30, 2007, based on the recommendation of the Data Safety Monitoring Board, the Company stopped the phase III tesmilifene clinical trial based on an interim analysis of 351 events.  As a result, the workforce intangible asset was determined to be impaired based on an analysis of the carrying value and projected future cash flows of the asset.  The impairment analysis resulted in a write-down of $1,829,538, the net book value of the asset on the day of impairment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

5.	Consolidation of variable interest entity:

The consolidated financial statements include the revenue and expenses of an incorporated joint venture as follows:

	Years ended June 30,
	2009	2008	2007

Out-licensing revenue	$4,474,671	$4,802,291	$4,236,398

Expenses:
General and administrative	4,312,867	5,677,860	2,458,547
Licensing and product development	9,886,659	8,277,154	8,913,425
	14,199,526	13,955,014	11,371,972

Loss before income taxes	(9,724,855)	(9,152,723)	(7,135,574)

Current income taxes	-	-	1,622,695

Loss for the year	$(9,724,855)	$(9,152,723)	$(8,758,269)

6.	Share capital:

Authorized:
500,000,000 Class A preferred shares
500,000,000 Class B preferred shares, Series 1
500,000,000 Class A non-voting common shares
500,000,000 common shares

Issued:

	Number of
	shares	Amount

Common shares:
Balance, June 30, 2007, 2008 and 2009	55,835,356	$ 172,921,153

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

6.	Share capital (continued):

At June 30, 2009, 2,380,953 (2008 - 2,380,953) common shares were held in escrow for contingent payments related to the Delex acquisition.  These escrowed shares will be valued based upon their fair market value at the time of resolution of the related milestone contingency: 634,921 common shares upon entering a collaboration or other licensing arrangement; 1,111,112 common shares upon initiation of the first Phase III clinical trial; and 634,920 common shares upon initiation of the second Phase III clinical trial.  Upon receipt of United States regulatory approval to market a product using Delex's technology, the Company will make an additional payment of $4,750,000 in cash or common shares, or a combination of both, at its option, to the former Delex shareholders.

7.	Share purchase warrants:

The Company has issued warrants for the purchase of common shares for a specified price for a specific period of time.  Nominal value was ascribed to the warrants issued prior to June 30, 2002.  Warrants issued after that date have been valued on a relative fair value basis using the Black-Scholes option pricing model.  The following table contains information regarding the outstanding warrants to acquire common shares for the years ended June 30, 2009, 2008 and 2007.

		Weighted
		average
	Number of	exercise
	warrants	price	Amount

Outstanding, June 30, 2006	9,022,777	$2.88	$4,597,988
Exercised	(50,500)	1.77	(44,680)

Outstanding, June 30, 2007	8,972,277	2.89	4,553,308
Expired	(3,262,512)	3.69	(1,402,769)

Outstanding, June 30, 2008	5,709,765	2.43	3,150,539
Expired	(5,709,765)	2.43	(3,150,539)

Outstanding, June 30, 2009	-	-	$-

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

8.	Contributed surplus:

Balance, June 30, 2006	$3,944,492
Stock-based compensation	1,716,913
Exercise of options	(4,323)

Balance, June 30, 2007	5,657,082
Stock-based compensation	2,063,973
Expiry of warrants	1,402,769

Balance, June 30, 2008	9,123,824
Stock-based compensation	760,760
Expiry of warrants	3,150,539

Balance, June 30, 2009	$13,035,123

9.	Stock-based compensation:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.

Compensation cost recognized as an expense for the year ended June 30, 2009 for stock-based employee compensation awards was $760,760 (2008 - $2,063,973; 2007 - $1,716,913).

As at June 30, 2009, total compensation cost related to non-vested awards not yet recognized was $353,458 and the weighted average period over which it is expected to be recognized was 0.6 years.  The Company has 2,168,831 stock options that have been authorized but not granted.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Issue date	2009	2008	2007

Number of options issued	2,114,250	2,110,290	165,000
Risk-free interest rate	1.9% - 3.3%	3.2% - 4.4%	3.9% - 4.1%
Volatility factor	68% - 87%	72% - 74%	51% - 73%
Dividend rate	0%	0%	0%
Contractual life of options	3 - 10 years	10 years	10 years
Vesting period (months)	0 to 24	0 to 24	0 to 24
Weighted average fair value of options granted	$0.31	$1.13	$1.41
Fair value of options granted	$660,001	$2,374,465	$232,931

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

9.	Stock-based compensation (continued):

The following tables reflect the activity under the stock option plan for the years ended June 30, 2009, 2008 and 2007 and the share options outstanding at the end of the year:

	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price

Outstanding, beginning of year	5,633,102	$2.80	4,196,205	$3.63	4,779,789	$3.78
Granted	2,114,250	0.55	2,110,290	1.51	165,000	3.49
Cancelled/forfeited	(1,183,737)	2.78	(673,393)	3.96	(745,251)	4.53
Exercised	-	-	-	-	(3,333)	3.37

Outstanding, end of year	6,563,615	2.08	5,633,102	2.80	4,196,205	3.63

Exercisable, end of year	4,664,072	$2.60	4,342,733	$3.17	3,587,176	$3.55

As at June 30, 2009:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		remaining	average		remaining	average
Range of	Number	contractual	exercise	Number	contractual	exercise
exercise prices	outstanding	life (years)	price	exercisable	life (years)	price

$0.50 - $1.00	1,961,250	9.0	$0.50	676,393	8.9	$0.50
$1.01 - $2.00	2,385,505	6.7	1.57	1,770,819	6.5	1.61
$2.01 - $3.00	63,750	3.9	2.52	63,750	3.9	2.52
$3.01 - $4.00	853,610	5.4	3.42	853,610	5.4	3.42
$4.01 - $5.74	1,299,500	4.8	4.50	1,299,500	4.8	4.50

$0.50 - $5.74	6,563,615	6.8	2.08	4,664,072	6.1	2.60

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

10.	Out-licensing agreements:

			Deferred revenue		Revenue recognized
		Initial	as at June 30,		for years ended June 30,
Date of agreement	Product	license fee	2009	2008	2009	2008	2007

November 3, 2006	Tesmilifene	$230,400	$120,400	$154,000	$33,600	$26,800	$49,600
July 25, 2006	Nimotuzumab	16,226,950	5,179,975	8,451,538	3,271,563	4,056,735	3,718,677
January 20, 2006	Nimotuzumab	1,152,788	-	192,131	192,131	384,262	384,263
August 30, 2005	Nimotuzumab	441,792	6,995	64,428	57,433	96,643	133,458
January 26, 2005	Tesmilifene	620,311	140,490	175,499	35,009	29,995	121,892
Royalty revenue	Nimotuzumab	-	-	-	953,544	264,650	-

		$18,672,241	$5,447,860	$9,037,596	$4,543,280	$4,859,085	$4,407,890

Under the terms of the agreements, the Company continues to be involved in the development of its products and is not required to fund any development in the licensed territory.  The agreements also entitle the Company to receive milestone payments on the occurrence of regulatory approval and royalties on the commercial sale of the developed product.  Initial license fee revenue is non-refundable and is deferred and recognized as revenue over the term of the related collaboration.

As a result of a revision to the estimated period of collaboration, the revenue recognition period for the July 25, 2006 agreement was extended by 12 months.  This change was made as at January 1, 2009.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

11.	Related party transactions:

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities.  The fees incurred during the fiscal year ended June 30, 2009 totalled $66,000 (2008 - $92,000; 2007 - nil).  The transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12.	Commitments:

In November 2007, the Company entered into a contract for services of a Clinical Research Organization ("CRO") relating to a pediatric pontine glioma clinical trial for nimotuzumab in the United States at a cost of approximately $1.568 million (U.S. $1.348 million), of which approximately $1.005 million has been incurred as at June 30, 2009 and the remaining $563,000 has yet to be incurred.  The Company may cancel the contract with 30 days notice and is obligated for services rendered by CRO through to the effective date of termination and for any close-out services furnished by CRO after the termination of the agreement.

In February 2009, the Company entered into two contracts for CRO services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $240,000 has been incurred as at June 30, 2009 and the remaining $921,000 has yet to be incurred.  The second contract pertains to a randomized, phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1,500,000, of which approximately $508,000 has been incurred as at June 30, 2009 and the remaining $992,000 has yet to be incurred.  The Company may cancel either contract with 30 days notice and is obligated for services rendered by the CRO through the effective date of termination and for any close-out services furnished by the CRO after the termination of the agreement.

In addition to the above contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1.0 million, totalling approximately $4.058 million, of which approximately $2.010 million has been incurred as at June 30, 2009 and the obligation to pay the remaining $2.048 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

12.	Commitments (continued):

As at June 30, 2009, the approximate future minimum rental payments relating to operating leases for premises are as follows:

2010	$328,966
2011	338,660
2012	246,295
2013	46,397

$960,318

13.	Income taxes:

(a)	Reconciliations of the income tax provisions with the amounts shown in the consolidated statements of operations and comprehensive loss are as follows:

	2009	2008	2007

Average Canadian income tax rate	33.25%	34.82%	36.12%

Loss before income taxes	$(13,065,156)	$(14,885,744)	$(30,061,465)

Income tax expense calculated at average Canadian income tax rates	$(4,344,164)	$(5,183,330)	$(10,858,201)
Change in income taxes resulting from:
Tax effect of changes in rates	(205,046)	8,185,555	-
Differences in rates applicable to subsidiary in foreign jurisdiction	449,471	186,000	(298,859)
Withholding taxes	-	-	1,668,775
Other non-deductible items	194,049	734,775	586,813
Change in valuation allowance	3,910,000	(3,923,000)	10,570,247

Income tax expense	$4,310	$-	$1,668,775

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(b)	The tax effects of temporary differences that give rise to significant portions of future tax assets and future tax liabilities as at June 30 are as follows:

	2009	2008

Future tax assets:
Property and equipment	$4,848,000	$4,806,000
Financing costs	41,000	186,000
Deferred revenue	3,084,000	2,621,000
Capital loss carryforward	152,000	173,000
Eligible capital expenditures	41,000	41,000
Federal Ontario harmonization credit	1,090,000	-
Non-capital losses - United States	25,552,000	27,338,000
Non-capital losses - Canada	21,046,000	18,885,000
Research and development expenses	6,636,000	4,838,000
	62,490,000	58,888,000

Future tax liabilities:
Acquired technologies	(871,000)	(1,179,000)
	61,619,000	57,709,000

Less valuation allowance	61,619,000	57,709,000

Net future tax asset	$-	$-

2008 numbers have been re-stated to conform to 2009 presentation.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(c)	The Company has available Canadian and United States non-capital loss carryforwards that expire as follows:

	Canada	United States

2010	$2,250,000	$-
2014	7,158,000	-
2015	16,300,000	-
2019	-	1,000
2020	-	32,000
2021	-	96,000
2022	-	2,969,000
2023	-	5,256,000
2024	-	3,471,000
2025	-	3,589,000
2026	12,075,000	49,670,000
2027	10,235,000	5,694,000
2028	15,469,000	3,008,000
2029	9,084,000	1,366,000

	$72,571,000	$75,152,000

(d)	The Company has approximately $22,884,000 (2008 - $15,722,000) of unclaimed development costs that may be claimed against future taxable income.

(e)	The Company has accumulated net capital losses for tax purposes of approximately $1,049,000, which may be carried forward and used to reduce taxable capital gains in future years.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(f)
The Company performs certain activities that result in investment tax credits ("ITCs") that can be used to offset future Canadian and United States federal taxes payable, Ontario Research and Development tax credits ("ORDTCs") that can be used to offset future Ontario provincial taxes payable and Ontario innovation tax credits ("OITCs") that are payable in cash from the Province of Ontario.  The Company does not accrue the federal ITCs or the ORDTCs as they can only be used to offset future taxes payable and the Company has not recorded the benefit of any tax assets to date.  The ITCs and ORDTCs expire as follows:

	Ontario	Canada	United States

2019	$-	$-	$2,000
2020	-	25,000	10,000
2021	-	305,000	129,000
2022	-	430,000	87,000
2023	-	356,000	223,000
2024	-	302,000	202,000
2025	-	1,097,000	227,000
2026	-	703,000	408,000
2027	-	1,180,000	233,000
2028	-	1,151,000	106,000
2029	223,000	1,042,000	-

	$223,000	$6,591,000	$1,627,000

The Company accrues and records cash refundable OITCs amounts directly against development expenses where there is reasonable assurance that the assistance will be realized.  During the year, the Company received cash refundable OITCs claims related to prior years in the amount of $135,305.  At June 30, 2009, OITCs receivable amounted to $300,000 (2008 - $158,742; 2007 - $143,049).

	2009	2008	2007

Gross development expenses	$14,456,637	$15,613,224	$28,758,469
OITCs	(283,792)	18,326	-

Licensing and product development expenses	$14,172,845	$15,631,550	$28,758,469

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

13.	Income taxes (continued):

(g)
The province of Ontario harmonized its corporate taxation system with the Government of Canada effective at the commencement of the first taxation year that included January 1, 2009.  At that time, the Company's accumulated loss carryforwards, undepreciated capital costs, research and development expenditure pools and undeducted eligible capital expenditures for Ontario purposes were required to be adjusted to the federal values.  Since the Company's Ontario balances exceeded its federal balances, the reduction resulted in a harmonization credit of $1,090,000 which can be utilized to reduce Ontario taxes payable over the next five years.  A full valuation allowance has been provided against the future tax amount.

14.	Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations.  To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents, short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the 12 months ended June 30, 2009.

15.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates.  The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

15.	Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk.  Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Foreign exchange risk:

The Company operates in Canada and the United States and has relationships with entities in other countries.  Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates ("transaction exposures").

Balances in foreign currencies at June 30, 2009 were approximately:

	U.S. dollars	Euros

Cash and short-term deposits	$344,999	€23,502
Accounts receivable	29,917	-
Accounts payable and accrued liabilities	(103,337)	-

	$271,579	€23,502

Fluctuations in the U.S. dollar exchange rate may potentially have a significant impact on the Company's results of operations.

(ii)	Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets.  The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 18 months.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

15.	Financial instruments (continued):

There is a risk that future cash flows from invested cash, cash equivalents and short-term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates.  Based on the June 30, 2009 balance of approximately $42 million, a variation of 100 basis points in the market interest rate could affect the consolidated statement of operations and comprehensive loss and deficit by approximately $420,000.  For the year ended June 30, 2009, the Company recorded interest income of $1.070 million (2008 - $2.584 million; 2007 - $3.240 million) in relation to these assets.

(iii)	Credit risk:

Accounts receivable are subject to normal credit risk.  The maximum exposure to credit risk is equal to the carrying value of the accounts receivable.  The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts.  The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iv)	Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time.  The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements.  The Company achieves this by maintaining sufficient cash and cash equivalents.

16.	Canadian and United States accounting policy differences:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

(a)	Consolidated statements of operations and comprehensive loss:

The following table reconciles loss for the year as reported in the consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the statements been prepared in accordance with United States GAAP:

	2009	2008	2007

Loss for the year based on Canadian GAAP	$(13,069,466)	$(14,885,744)	$(31,730,240)
Amortization of acquired technologies (i)	1,060,541	1,060,541	1,059,255

Loss for the year and comprehensive loss based on United States GAAP	$(12,008,925)	$(13,825,203)	$(30,670,985)

	2009	2008	2007

Basic and diluted loss per share (ii)	$(0.22)	$(0.25)	$(0.55)

Weighted average number of common shares outstanding	55,835,356	55,835,356	55,804,674

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex (note 6)	2,380,953	2,380,953	2,380,953

(i)
Under United States GAAP, the Company's acquired technologies, which are primarily comprised of patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, are considered in-process research and development and are immediately expensed upon acquisition in accordance with FASB Statement No. 2, Accounting for Research and Development Costs.  The Company's acquired technologies do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies are considered to be development assets which are capitalized and amortized over their expected useful lives.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

(ii)
Loss per common share has been calculated using the weighted average number of common shares outstanding during the year.  The potential effect of share options is not dilutive to the loss per common share.

(b)	Consolidated statement of changes in shareholders' equity:

United States GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each year a statement of operations is presented.  Shareholders' equity under United States GAAP was as follows:

				Additional
		Share		paid-in
	Warrants	capital	Deficit	capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2006	$4,597,988	$172,771,544	$(90,933,372)	$2,183,380	$88,619,540
Issued on exercise of options	-	15,554	-	(4,323)	11,231
Issued on exercise of warrants	(44,680)	134,055	-	-	89,375
Stock-based compensation	-	-	-	1,716,913	1,716,913
Loss for the year	-	-	(30,670,985)	-	(30,670,985)

Total shareholders' equity under U.S. GAAP, June 30, 2007	4,553,308	172,921,153	(121,604,357)	3,895,970	59,766,074
Expiry of warrants	(1,402,769)	-	-	1,402,769	-
Stock-based compensation	-	-	-	2,063,973	2,063,973
Loss for the year	-	-	(13,825,203)	-	(13,825,203)

Total shareholders' equity under U.S. GAAP, June 30, 2008	3,150,539	172,921,153	(135,429,560)	7,362,712	48,004,844
Expiry of warrants	(3,150,539)	-	-	3,150,539	-
Stock-based compensation	-	-	-	760,760	760,760
Loss for the year	-	-	(12,008,925)	-	(12,008,925)

Total shareholders' equity under U.S. GAAP, June 30, 2009	-	172,921,153	(147,438,485)	11,274,011	36,756,679
Stock-based compensation	-	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	-	(4,343,317)	-	(4,343,317)

Total shareholders' equity under Canadian GAAP, June 30, 2009	$-	$172,921,153	$(146,251,951)	$13,035,123	$39,704,325

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

United States GAAP requires the disclosures of a consolidated statement of comprehensive income.  Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.  There have been no material transactions that would have been included in comprehensive income had the statements been prepared in accordance with United States GAAP.

(c)	Investment tax credits:

Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  United States GAAP requires such amounts to be accounted for as a reduction of income tax expense.  There is no impact on the loss for the year as a result of this GAAP difference.  For the year ended June 30, 2009, the Company recognized $283,792 (2008 - nil; 2007 - nil) of investment tax credits.

(d)	Income taxes:

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. United States GAAP does not permit the use of substantively enacted rates.  As a full valuation allowance was recorded against all future tax assets, the future tax assets and valuation allowances are also different as a result of Canadian/United States GAAP loss differences.

The future tax assets and related valuation allowances calculated using United States GAAP were approximately $70,932,000, $65,212,000 and $68,741,000, respectively, for the years ended June 30, 2009, 2008 and 2007.

The Company fully recognizes its tax benefits, which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

The parent company and its Canadian subsidiary each file a Canadian federal and Ontario income tax return.  Generally, the Company is no longer subject to federal and provincial income tax examinations by Canadian tax authorities for year ends prior to June 30, 2004.  However, years from 2001 to 2009 remain open with respect to related party transactions.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

The Company's U.S. subsidiary files a U.S. federal income tax return and income tax returns in many U.S. state jurisdictions.  Generally, the Company is no longer subject to federal and state income tax examinations by U.S. tax authorities for years prior to 2004.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the year ended June 30, 2009, there were no such interest or penalties.

(e)	New accounting pronouncements:

On July 1, 2008, the Company adopted FASB Statement No. 157 ("SFAS 157"), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under United States GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

On July 1, 2008, the Company adopted FASB Statement No. 159 ("SFAS 159"), The Fair Value Options for Financial Assets and Financial Liabilities, which permits entities to choose to measure many financial instruments as fair value on a contract-by-contract basis.  SFAS 159 applies to all reporting entities and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.  The adoption of this change did not have an impact on the Company's consolidated financial statements.

(f)	Recently issued accounting pronouncements not yet adopted:

In December 2007, the FASB issued Statement No. 141R ("SFAS 141R"), Business Combinations, which requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  SFAS 141R applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under SFAS 141R, all business combinations will be accounted for by applying the acquisition method.  SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically July 1, 2009 for the Company.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

In December 2007, the FASB issued Statement No. 160 ("SFAS 160"), Non-controlling Interests in Consolidated Financial Statements, which requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  SFAS 160 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements and is effective July 1, 2009 for the Company.  SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date, except that comparative period information must be recast to classify non-controlling interests in equity, attribute net income and other comprehensive income to non-controlling interests and provide other disclosures required by SFAS 160.  The Company does not expect the adoption of SFAS 160 will have an impact on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161 ("SFAS 161"), Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting.  Mainly, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows.  SFAS 161 is effective July 1, 2009 for the Company.  SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The Company does not expect the adoption of SFAS 161 will have an impact on its consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Years ended June 30, 2009, 2008 and 2007

16.	Canadian and United States accounting policy differences (continued):

In June 2009, the FASB issued Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles to replace SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities.  Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants.  On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.  This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Company does not expect the adoption of SFAS 168 will have an impact on its consolidated financial statements other than changes to note disclosures.